EXHIBIT 99.1

Neptune and Rimfrost Sign Krill Oil Manufacturing and Supply Agreement

LAVAL, Canada and MERRY HILL, N.C., Oct. 2, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ:NEPT) (TSX:NTB) and Rimfrost USA, LLC ("Rimfrost") announce that they have signed a strategic non-exclusive krill oil Manufacturing and Supply Agreement giving Neptune the right to purchase, at a preferred price, up to 800 metric tons of krill oil during the first three-year term of the renewable agreement.

"Today's announcement, which is now in effect, is another important step in our action plan to secure and increase our krill oil supply chain through third party agreements," highlighted Mr. Henri Harland, President and CEO of Neptune. "By moving from a centralized to a diversified production model we are further strengthening and safeguarding Neptune's operations."

"The krill oil purchased from Rimfrost will be further processed by Neptune to meet our Eco "EKO™" krill oil standards," continued Mr. Harland. "Moreover, we will also have the ability to produce more than 150 metric tons of Neptune's premium "NKO®" krill oil annually upon completion of our Sherbrooke production facility, which is expected before the end of the current fiscal year. For the foreseeable future, we have now increased our overall annual krill oil production capacity to a level which allows us to meet increasing customer demand for krill oil in the market."

"This strategic partnership assures supply while the Sherbrooke facility is under construction and strengthens our overall production capacity to meet future growth," continued Mr. Michel Timperio, Senior Vice President Global Sales at Neptune. "Furthermore, it brings greater flexibility by allowing us to focus our in-house production efforts on Neptune's novel omega-3 phospholipid krill oil, NKO®, while also meeting the demand for good quality krill oil through third party manufacturing and supply agreements."

"Today's announcement follows the settlement of our patent disputes with Neptune and is reflective of our ability to work together strategically as new industry partners," highlighted David Peele, President at Rimfrost USA. "It also benefits both parties, by increasing our mutual sales potential."

"With increasing consumer awareness, the global omega-3 retail market is growing at double digit rates and with it the demand for our unique, beneficial krill phospholipid omega-3's," said Even T. Remøy, Sales and Marketing Director at Olympic Seafood AS and Manager at Rimfrost USA. "Our partnership with Neptune will allow us to further focus on this fast growing trend."

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma and NeuroBioPharm Inc (''NeuroBio''), in which Neptune respectively holds 60% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti Pharma and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About Rimfrost USA, LLC

Based in North Carolina, RIMFROST USA, LLC is a joint venture of Avoca Inc. and Norwegian Olympic Seafood AS. It combines the prowess of Olympic group in producing raw krill material with the expertise of Avoca in extraction process. RIMFROST USA has the extensive background and technologies necessary to extract krill oil to the high RIMFROST standards at their cGMP facility.

Olympic Seafood AS focuses exclusively on Antarctic krill ingredients for consumer applications. The flagship brand, the RIMFROST KRILL COLLECTION is comprised of Antarctic krill meal, powder and oil. Olympic Seafood takes great pride in its specialized krill-collecting vessel, 'Juvel,' which operates on the Antarctic Ocean. 'Juvel' aims for low emissions, low energy use and low climate impact. The proprietary technology on-board allows minimal and rapid processing to safeguard the natural and intrinsic goodness of krill. The vessel is certified by Friend of the Sea and can guarantee 100% traceability.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its annual information form dated May 29, 2013 and in its other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Rimfrost Contact:
         Rimfrost, USA, LLC
         Shannon Perry
         +1 (252) 482 1316
         Shannon.Perry@Rimfrostusa.com
         www.rimfrostkrill.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com